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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                   FORM 10-Q

         [X]  QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934
                 FOR THE QUARTERLY PERIOD ENDED MARCH 31, 1997
                                      OR
         [_]  TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                        COMMISSION FILE NUMBER 1-10066

                   SANTA FE PACIFIC PIPELINE PARTNERS, L.P.
            (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

           DELAWARE                                    95-4191066
    (STATE OF INCORPORATION)              (I.R.S. EMPLOYER IDENTIFICATION NO.)

                           1100 TOWN & COUNTRY ROAD
                           ORANGE, CALIFORNIA  92868
         (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES, INCLUDING ZIP CODE)

                                (714) 560-4400
             (REGISTRANT'S TELEPHONE NUMBER, INCLUDING AREA CODE)



INDICATE BY CHECK MARK WHETHER THE REGISTRANT (1) HAS FILED ALL REPORTS REQUIRED TO BE FILED BY SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
DURING THE PRECEDING 12 MONTHS (OR FOR SUCH SHORTER PERIOD THAT THE REGISTRANT WAS REQUIRED TO FILE SUCH REPORTS), AND (2) HAS BEEN SUBJECT TO SUCH FILING
REQUIREMENTS FOR THE PAST 90 DAYS:    YES  [X]     NO  [_]

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                   SANTA FE PACIFIC PIPELINE PARTNERS, L.P.

                               TABLE OF CONTENTS


                                                                            Page
                                                                            ----

                         PART I. FINANCIAL INFORMATION

Item 1.  Financial Statements

   Consolidated Balance Sheet at March 31, 1997 and December 31, 1996....    1

   Consolidated Statement of Income for the three-month periods ended
    March 31, 1997 and 1996..............................................    2

   Consolidated Statement of Cash Flows for the three-month periods ended
    March 31, 1997 and 1996..............................................    3

   Notes to Consolidated Financial Statements............................    4

Item 2.  Management's Discussion and Analysis of Consolidated Financial
    Condition and Results of Operations..................................    5


                           PART II. OTHER INFORMATION

Item 1.  Legal Proceedings...............................................    7

Item 6.  Exhibits and Reports on Form 8-K................................    8

Signature................................................................    8

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                   SANTA FE PACIFIC PIPELINE PARTNERS, L.P.
                          CONSOLIDATED BALANCE SHEET
                                  (Unaudited)
                                (in thousands)

                                                         March 31,  December 31,
                                                           1997         1996
                                                         ---------  ------------
Current assets
  Cash and cash equivalents............................  $ 45,845    $ 42,122
  Accounts receivable, net.............................    36,806      33,563
  Other current assets.................................     6,791       2,224
                                                         --------    --------
    Total current assets...............................    89,442      77,909
                                                         --------    --------
Properties, plant and equipment........................   737,837     738,395
  Less accumulated depreciation........................   111,163     109,701
                                                         --------    --------
    Net properties, plant and equipment................   626,674     628,694
Other assets...........................................    19,494      19,215
                                                         --------    --------
    Total assets.......................................  $735,610    $725,818
                                                         ========    ========

                       LIABILITIES AND PARTNERS' CAPITAL

Current liabilities
  Accounts payable.....................................  $  2,543    $  3,212
  Accrued liabilities..................................    50,049      32,333
                                                         --------    --------
    Total current liabilities..........................    52,592      35,545
Long-term debt.........................................   355,000     355,000
Other long-term liabilities............................    68,869      71,351
                                                         --------    --------
    Total liabilities..................................   476,461     461,896
                                                         --------    --------
Minority interest......................................       853       1,007
                                                         --------    --------
Commitments and contingencies (Notes (d) and (e))......        --          --
                                                         --------    --------
Partners' capital
  General partner......................................       853       1,007
  Limited partners.....................................   257,443     261,908
                                                         --------    --------
    Total partners' capital............................   258,296     262,915
                                                         --------    --------
    Total liabilities and partners' capital............  $735,610    $725,818
                                                         ========    ========

                See Notes to Consolidated Financial Statements.

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                   SANTA FE PACIFIC PIPELINE PARTNERS, L.P.
                       CONSOLIDATED STATEMENT OF INCOME
                                  (Unaudited)
                    (In thousands, except per unit amounts)

                                                               Three months
                                                              ended March 31,
                                                             ------------------
                                                               1997       1996
                                                             -------    -------

Operating revenues
  Trunk revenues...........................................  $44,175    $44,519
  Storage and terminaling revenues.........................    8,989      8,964
  Other revenues...........................................    2,926      3,113
                                                             -------    -------
    Total operating revenues...............................   56,090     56,596
                                                             -------    -------
Operating expenses
  Field operating expenses.................................   10,683      9,190
  General and administrative expenses......................    6,339      6,915
  Depreciation and amortization............................    5,339      5,321
  Facilities costs.........................................    4,592      5,830
  Power costs..............................................    4,480      4,674
  Provision for litigation costs (Note (d))................    6,000         --
                                                             -------    -------
    Total operating expenses...............................   37,433     31,930
                                                             -------    -------
Operating income...........................................   18,657     24,666
Interest expense...........................................    8,834      9,082
Other income, net..........................................      755        379
                                                             -------    -------
Net income before minority interest........................   10,578     15,963
Less minority interest in net income.......................     (341)      (515)
                                                             -------    -------
Net income.................................................  $10,237    $15,448
                                                             =======    =======
Income per unit............................................  $  0.52    $  0.78
                                                             =======    =======

                See Notes to Consolidated Financial Statements.

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                   SANTA FE PACIFIC PIPELINE PARTNERS, L.P.
                     CONSOLIDATED STATEMENT OF CASH FLOWS
                                  (Unaudited)
                                (In thousands)

                                                               Three months
                                                              ended March 31,
                                                            -------------------
                                                              1997       1996
                                                            --------   --------
Cash flows from operating activities:
  Net income..............................................  $ 10,237   $ 15,448
                                                            --------   --------
  Adjustments to reconcile net income to net cash provided
    by operating activities--
      Depreciation and amortization.......................     5,339      5,321
      Minority interest in net income.....................       341        515
      Net additions to (payments against) environmental
        and litigation reserves...........................     5,269     (5,057)
      Other, net..........................................       254     (1,421)
      Changes, in:
        Accounts receivable...............................    (3,243)       155
        Accounts payable and accrued liabilities..........     9,047      9,564
        Other current assets..............................    (4,567)    (5,020)
                                                            --------   --------
          Total adjustments...............................    12,440      4,057
                                                            --------   --------
          Net cash provided by operating activities.......    22,677     19,505
                                                            --------   --------
Cash flows from investing activities:
  Capital expenditures....................................    (3,602)    (9,531)
Cash flows from financing activities:
  Cash distributions......................................   (15,352)   (15,352)
                                                            --------   --------
Increase (decrease) in cash and cash equivalents..........     3,723     (5,378)
Cash and cash equivalents--
  Beginning of year.......................................    42,122     41,219
                                                            --------   --------
  End of year.............................................  $ 45,845   $ 35,841
                                                            ========   ========
Interest paid.............................................  $    770   $    447
                                                            ========   ========

                See Notes to Consolidated Financial Statements.

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                    SANTA FE PACIFIC PIPELINE PARTNERS, L.P.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(a) The accompanying consolidated financial statements should be read in conjunction with the Annual Report on Form 10-K of Santa Fe Pacific Pipeline Partners, L.P. (the "Partnership") for the year ended December 31, 1996. In the opinion of Partnership management, all adjustments necessary for a fair presentation of the results of operations for the periods presented have been included in these consolidated financial statements. Unless otherwise noted, all such adjustments are of a normal recurring nature. The results of operations for any interim period are not necessarily indicative of the results of operations to be expected for the entire year.

(b) Income per unit is computed based upon consolidated net income of the Partnership less an allocation of income to the General Partner in accordance with the partnership agreement, and is based upon the 19,148,148 units outstanding. The quarterly allocation of income to the General Partner, which was 3.23% of net income before minority interest for the three-month periods ended March 31, 1997 and 1996, respectively, is based on its percentage of cash distributions from available cash at the end of each quarter.

(c) On April 10, 1997, the Partnership declared a cash distribution of $0.75 per unit for the first quarter of 1997, to be paid on May 15, 1997 to unitholders of record on April 30, 1997.

(d) As discussed in Note 4 to the Partnership's consolidated financial statements for the year ended December 31, 1996, certain of the Partnership's shippers have filed civil suits and initiated Federal Energy Regulatory Commission ("FERC") complaint proceedings alleging, among other things, that the shippers were damaged by the Partnership's failure to fulfill alleged promises to expand the East Line's capacity between El Paso, Texas and Phoenix, Arizona to meet shipper demand. The FERC proceedings involve claims, among other things, that certain of the Partnership's rates and charges on its East and West Lines are excessive. To date, the complainants have filed testimony seeking reparations for shipments between 1990 and 1994 aggregating approximately $35 million, as well as rate reductions of between 30% and 40% for shipments in 1995 and thereafter.

The remaining civil action, brought by El Paso Refinery, L.P. ("El Paso") and its general partner, claims unspecified actual damages, which appear to include the $190 million cost of a refinery expansion completed in 1992, plus punitive and consequential damages. On February 25, 1997, the Partnership entered into an agreement with the El Paso bankruptcy trustee which, subject to the approval of the bankruptcy court, would settle all of the claims raised by El Paso and its general partner in the civil litigation in exchange for the payment of $16 million by the Partnership in two equal installments. As the amount of the proposed settlement exceeds the amount that had previously been reserved for this matter, the Partnership has recorded a provision of $6 million to reflect this settlement during the first quarter of 1997.

While the Partnership believes it has meritorious defenses in these matters, the complainants and plaintiffs are seeking amounts that, in the aggregate, substantially exceed the Partnership's reserves and, because of the uncertainties associated with litigation and FERC rate-making methodology, management cannot predict with certainty the ultimate outcome of these matters. As additional information becomes available, it may be necessary for the Partnership to record additional charges to earnings to maintain its reserves at a level deemed adequate at that time, and the costs associated with the ultimate resolution of these matters could have a material adverse effect on the Partnership's results of operations, financial condition, liquidity and or ability to maintain its quarterly cash distribution at the current level.

(e) As discussed in Note 4 to the Partnership's consolidated financial statements for the year ended December 31, 1996, the Partnership's transportation and terminal operations are subject to extensive regulation under federal, state and local environmental laws concerning, among other things, the generation, handling, transportation and disposal of hazardous materials, and the Partnership is, from time to time, subject to environmental cleanup and enforcement actions.

The Partnership's accompanying balance sheet includes reserves for environmental costs that relate to existing conditions caused by past operations. Estimates of the Partnership's ultimate liabilities associated with environmental costs are particularly difficult to make with certainty due to the number of variables involved, including the early stage of investigation at certain sites, the lengthy time frames required to complete remediation at most locations, the number of parties involved, the number of remediation alternatives available, the uncertainty of potential recoveries from third parties and the evolving nature of environmental laws and regulations.

Based on the information presently available, it is the opinion of management that the Partnership's environmental costs, to the extent they exceed recorded liabilities, will not have a material adverse effect on the Partnership's financial condition; nevertheless, it is possible that the Partnership's results of operations in particular quarterly or annual periods could be materially affected as additional information becomes available.


              MANAGEMENT'S DISCUSSION AND ANALYSIS OF CONSOLIDATED
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Results of Operations

Three Months Ended March 31, 1997 Compared to 1996 Period

The Partnership reported net income for the three months ended March 31, 1997 of $10.2 million, compared to net income of $15.4 million in the 1996 quarter, with the variance being primarily due to a $6.0 million provision for litigation costs recorded during the current year quarter. Excluding the provision, adjusted net income for the three months ended March 31, 1997 was $16.0 million. Revenues for the first quarter of 1997 of $56.1 million were $0.5 million, or 1%, below the corresponding 1996 quarter's level. Trunk revenues were $0.3 million lower than in the 1996 period due to lower volumes. Total volumes transported decreased 1% compared to the 1996 period. Commercial volumes were essentially even with the 1996 quarter due to lower demand in Northern California and Nevada resulting from adverse weather conditions and a product release which caused the Partnership's pipeline serving Reno, Nevada to be out of service for one week. In addition, movements to Arizona were below expectations due to the reduction in gasoline inventories in anticipation of gasoline specification changes during the second quarter. Military volumes were 22% below the 1996 quarter due primarily due to curtailed activity related to the weather.

Operating expenses of $37.4 million were $5.5 million higher than in the 1996 quarter, due largely to the provision for litigation costs. Excluding the provision, operating expenses would have been $0.5 million, or 2% lower than the prior year quarter, with higher field operating expenses ($1.5 million) being offset by lower facilities costs ($1.2 million), general and administrative expenses ($0.6 million) and power costs ($0.2 million). The increase in field operating expenses is primarily attributable to higher environmental costs, partially offset by reductions in certain other field costs. Facilities costs decreased due primarily to favorable property tax settlements. General and administrative expenses decreased largely due to lower outside legal costs and employee benefit costs. The decrease in power costs is primarily due to lower volumes.

Other income, net increased by $0.4 million compared to the 1996 period primarily due to interest income received from property tax settlements.


Financial Condition

For the three months ended March 31 1997, cash and cash equivalents increased by $3.7 million. Cash flow from operations before working capital changes totaled $21.4 million for the three months, an increase of $6.6 million from the prior year period due primarily to payment of settlement costs related to Sparks, Nevada environmental litigation costs in 1996. Working capital cash requirements increased by $3.5 million from the corresponding 1996 period. This increase is primarily due to timing differences in the collection of trade and nontrade receivables.

Significant uses of cash included cash distributions of $15.4 million and capital expenditures of $3.6 million. Total capital expenditures for 1997 are projected at approximately $28 million. Total cash and cash equivalents of $45.8 million at March 31, 1997 included $15.4 million for the first quarter 1997 distribution to be paid to unitholders in May 1997 and $9 million of accrued interest on the First Mortgage Notes to be paid in June 1997.

Long-term debt aggregated $355 million at March 31, 1997 and consisted of $305 million of First Mortgage Notes (the "Notes") and a $50 million borrowing under the Partnership's bank term credit facility. The Partnership intends to refinance its Series D Notes, due December 15, 1997 in the amount of $28.5 million, and some or all of the remaining Notes as the various series become payable. To facilitate such refinancing and provide for additional financial flexibility, the Partnership has available the multi-year term credit facility, which presently has a $60 million aggregate limit, and a $20 million working capital facility, with three banks. The existing term facility is available for refinancing portions of the Partnership's long-term debt and capital projects, and may be utilized on a revolving basis through October 1998, at which time the outstanding balance will be converted to a three-year amortizing loan. Management has held discussions with the three lenders, and the lenders have presented proposals, to significantly expand the Partnership's borrowing capacity under, and extend the term of, the existing term credit facility. The Board of Directors of the General Partner has approved such expansion and extension of the facility's provisions. Management expects that such expansion and extension of the facility's provisions will be completed by June 30, 1997.

Other Matters

Reference is made to Notes (d) and (e) to the Partnership's notes to consolidated financial statements, beginning on page 4 of this Report, and to
Part II, Item 1 of this Report, for discussions of the status of the FERC proceedings, El Paso civil litigation and certain environmental matters.



                           PART II. OTHER INFORMATION

Item 1. Legal Proceedings

Reference is made to Item 3 in the Partnership's 1996 Annual Report on Form 10-K for background information on certain litigation.


FERC Proceedings

On March 28, 1997, in the Texaco Refining and Marketing, et al. vs. SFPP, L.P.
                                                         -----
proceeding (Docket No. OR96-2-000 et al.), the Administrative Law Judge issued
                                  -----
an initial decision that the movements on the Partnership's pipelines upstream of its Watson, California station origin point at issue in this proceeding are not subject to FERC jurisdiction. The decision is subject to appeal to the full Commission by the complainants.

East Line Civil Litigation

On February 25, 1997, the Partnership entered into an agreement with the El Paso Refinery, L.P. ("El Paso") bankruptcy trustee which would settle all of the claims raised by El Paso and its general partner, El Paso Refining, Inc. ("EPRI"), in the civil litigation brought by each party in exchange for the payment of $16 million by the Partnership in two equal installments. Consummation of the settlement is conditioned on approval by the bankruptcy court under a final, non-appealable order. On April 21, 1997, the bankruptcy court approved the settlement as to the interests of both El Paso and EPRI. On April 25, 1997, EPRI filed a notice of appeal of the bankruptcy court's ruling.

California Public Utilities Commission Proceeding

A complaint was filed with the California Public Utilities Commission on April 7, 1997 entitled ARCO Products Company, Mobil Oil Corporation and Texaco Refining and Marketing Inc. vs. SFPP, L.P. The complaint challenges rates charged by the Partnership for transportation of refined petroleum products through its pipeline system in the State of California and requests prospective rate adjustments. The Partnership is scheduled to file an answer to the complaint on May 15, 1997. Management believes the Partnership has substantial defenses against the claims raised in the complaint and intends to litigate this matter vigorously.

Other

With respect to the judicial reference proceeding to determine the rent payable by the Partnership for the use of pipeline easements on rights-of-way held by Southern Pacific Transportation Company ("SPTC"), the judge issued a Statement of Decision and Judgment on May 7, 1997 that reaffirmed the conclusions set forth in his January 1997 Statement of Tentative Decision. This Statement of Decision and Judgment will be filed with the Superior Court for the County of San Francisco, under which court's jurisdiction it is subject to appeal by SPTC.

Item 6. Exhibits and Reports on Form 8-K.

(a)  The following document is filed as part of this report:

     Exhibit 27 Financial Data Schedule as of and for the three months ended March 31, 1997.

(b)  Reports on Form 8-K filed during the quarter ended March 31, 1997: None.



                                   SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                SANTA FE PACIFIC PIPELINE PARTNERS, L.P.
                                              (Registrant)

                                By: Santa Fe Pacific Pipelines, Inc.,
                                    as General Partner

Date:  May 13, 1997             By:       /s/ BARRY R. PEARL
                                   ----------------------------------
                                              Barry R. Pearl
                                    Senior Vice President, Treasurer
                                       and Chief Financial Officer
                                      (On behalf of the Registrant)